FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2005

Commission File Number: 000-51440

CHINA MEDICAL TECHNOLOGIES, INC.

No. 24 Yong Chang North Road

Beijing Economic-Technological Development Area

Beijing 100176, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-       N/A

CHINA MEDICAL TECHNOLOGIES, INC.

Form 6-K

TABLE OF CONTENTS

Page
Signature	3
Exhibit 99.1 – Press Release	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MEDICAL TECHNOLOGIES, INC.

By:	/s/ Takyung (Sam) Tsang
Name:	Takyung (Sam) Tsang
Title:	Chief Financial Officer

Date: November 7, 2005

Exhibit 99.1

CHINA MEDICAL REPORTS SECOND FISCAL QUARTER OF THE FISCAL

YEAR ENDING MARCH 31, 2006 UNAUDITED FINANCIAL RESULTS

Beijing, China, November 6, 2005 – China Medical Technologies, Inc. (Nasdaq: CMED), a China-based medical device company, today announced its unaudited financial results for the fiscal quarter ended September 30, 2005.

HIGHLIGHTS FOR THE SECOND FISCAL QUARTER OF THE FISCAL YEAR ENDING MARCH 31, 2006

•	Net revenues were RMB 88.1 million (US$10.9 million) in the second fiscal quarter of the fiscal year ending March 31, 2006, up 81.6% year-over-year and up 43.3% sequentially.

•	Net income was RMB42.9 million (US$5.3 million) for the quarter, up 61.3% year-over-year and up 42.1% sequentially. Fully diluted earnings per ADS were RMB1.78 (US$0.22) for the quarter (each ADS representing 10 ordinary shares).

“This is our first earnings announcement after our IPO in August 2005. We are glad to see the strong year-over-year growth in our second fiscal quarter results. The strong growth of our sales of the ECLIA system since its introduction in September 2004 contributed to the substantial year-over-year growth in both our net revenues and net income for the quarter. We will continue to allocate adequate resources to support the growth of our ECLIA operations. We will also work to keep increasing the awareness and acceptance of the HIFU therapy system, our core product, in the medical community in China to support the growth of our HIFU operations.” said Xiaodong Wu, Chairman and Chief Executive Officer of China Medical.

Sam Tsang, Chief Financial Officer of China Medical, said, “We have a strong financial position with ample cash and no bank borrowings. We will invest our resources in internal functions to support the organic growth of our operations. We are also well positioned to make strategic acquisitions of businesses which we believe will be complementary to our HIFU or ECLIA businesses.”

FINANCIAL RESULTS

For the convenience of readers, certain RMB amounts have been translated into U.S. dollars at the rate of RMB8.092 to US$1.00, the noon buying rate in the City of New York for cable transfers of RMB per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York, as of September 30, 2005.

For the second fiscal quarter of the fiscal year ending March 31, 2006, China Medical reported total net revenues of RMB88.1 million (US$10.9 million), representing an 81.6% increase from the same period in 2004 and a 43.3% increase from the first fiscal quarter of the fiscal year ending March 31, 2006. The growth was driven by the increased sales of both the HIFU therapy system and the ECLIA system.

Revenues, net. Our revenues were divided between two operating segments, HIFU therapy system sales and ECLIA system sales. Our ECLIA system sales included sales of ECLIA analyzers and reagent kits. Our total net revenues increased 81.6% to RMB88.1 million (US$10.9 million) for the fiscal quarter ended September 30, 2005, from RMB48.5 million for the fiscal quarter ended September 30, 2004, and increased 43.3% from RMB61.5 million for the fiscal quarter ended June 30, 2005. Revenues from sales of our HIFU therapy system increased by 45.9% to RMB59.4 million (US$7.3 million) for the fiscal quarter ended September 30, 2005 from RMB40.7 million for the fiscal quarter ended September 30, 2004, and increased 61.4% from RMB36.8 million for the fiscal quarter ended June 30, 2005. The increase in the HIFU therapy system sales resulted from the increased awareness and acceptance of our HIFU therapy system in the medical community as well as the seasonality factor of our HIFU business. Revenues from sales of our ECLIA system increased significantly to RMB28.7 million (US$3.6 million) for the fiscal quarter ended September 30, 2005, from RMB7.8 million for the fiscal quarter ended September 30, 2004 and up 16.2% from RMB24.7 million for the fiscal quarter ended June 30, 2005. The significant year-over-year increase in the ECLIA system sales was due to the expansion of our distribution network and the significant increase in the sales of our ECLIA system since the product launch in September 2004. The quarter-over-quarter growth was primarily attributable to recurring revenue from the sales of ECLIA reagent kits used with our ECLIA analyzers.

Cost of revenues. Our cost of revenues increased 86.0% to RMB26.6 million (US$3.3 million) for the fiscal quarter ended September 30, 2005, up from RMB14.3 million for the fiscal quarter ended September 30, 2004, and increased 49.4% from RMB17.8 million for the fiscal quarter ended June 30, 2005. These increases resulted primarily from increases in our expenditures on raw materials and components which were due primarily to a significant increase in the number of HIFU therapy systems and ECLIA systems sold for the fiscal quarter ended September 30, 2005.

Gross margin. Our gross margin decreased slightly to 69.8% for the fiscal quarter ended September 30, 2005, down from 70.5% for the fiscal quarter ended September 30, 2004 and down from 71.1% for the fiscal quarter ended June 30, 2005. These decreases were due primarily to the sales mix and incremental raw materials costs.

Operating expenses. Our operating expenses increased significantly, growing to RMB12.5 million (US$1.5 million) for the fiscal quarter ended September 30, 2005, up from RMB5.4 million for the fiscal quarter ended September 30, 2004 and representing an increase of 45.3% from RMB8.6 million for the fiscal quarter ended June 30, 2005. These increases in operating expenses were due primarily to the addition of staff in relation to the expansion of operations after the acquisition of the ECLIA technology in August 2004. The commencement of our FDA project for the HIFU therapy system, product promotional activities and additional expenses related to the initial public offering of the Company also contributed to the increase in operating expenses. Our operating expenses as a percentage of revenues increased to 14.2% for the fiscal quarter ended September 30, 2005, up from 11.1% for the fiscal quarter ended September 30, 2004 and an increase from 13.9% for the fiscal quarter ended June 30, 2005.

Interest income. Our interest income increased significantly to RMB1.1 million (US$0.1) for the fiscal quarter ended September 30, 2005, representing an increase from RMB19,000 for the fiscal quarter ended September 30, 2004 and an increase from RMB26,000 for the fiscal quarter ended June 30, 2005. These increases were due primarily to interest income generated from the net proceeds received from our initial public offering in August 2005.

Income tax expense. Income tax expense increased to RMB7.2 million (US$0.9 million) for the fiscal quarter ended September 30, 2005, up from RMB2.2 million for the fiscal quarter ended September 30, 2004 and an increase of 44.0% from RMB5.0 million for the fiscal quarter ended June 30, 2005. These increases were due primarily to our higher taxable income for the fiscal quarter ended September 30, 2005. Our effective tax rate for the fiscal quarter ended September 30, 2005 was 14.4%, compared to 7.6% for the fiscal quarter ended September 30, 2004 and 14.2% for the first fiscal quarter ended June 30, 2005. These increases were due primarily to the expiration of the income tax holiday granted by the government on December 31, 2004, which led to an increase in income tax rate to 15% on January 1, 2005 from 7.5% in 2004.

Net income. Net income increased 61.3% to RMB42.9 million (US$5.3 million) for the fiscal quarter ended September 30, 2005, up from RMB26.6 million for the fiscal quarter ended September 30, 2004 and an increase of 42.1% from RMB30.2 million for the fiscal quarter ended June 30, 2005.

Our cash flow from operating activities was RMB64.1 million (US$7.9 million) in the fiscal quarter ended September 30, 2005. As of September 30, 2005, our cash balance was RMB771.8 million (US$95.4 million).

OUTLOOK FOR THE FISCAL YEAR ENDING MARCH 31, 2006

For the fiscal year ending March 31, 2006, we expect to have strong year-over-year revenue growth and to generate total net revenues in an amount ranging from RMB360 million (US$44.5 million) to RMB400 million (US$49.4 million). Net income for the fiscal year is expected to represent high year-over-year growth and is expected to be in a range from RMB175 million (US$21.6 million) to RMB190 million.(US$23.5 million).

CONFERENCE CALL

China Medical’s management team will host a conference call at 9:00AM Eastern Standard Time on November 7, 2005 (or 10:00PM November 7, 2005 in the Beijing/HK time zone) following this earnings announcement.

The conference call will be available via live webcast at: www.chinameditech.com. A replay of the webcast will be available for one month on this website.

The dial-in details for the live conference call: U.S. Toll Free Number +866-578-5747, International dial-in number +1-617-213-8054; Passcode CMEDCALL.

A telephone replay of the call will be available after the conclusion of the conference call through November 8, 2005. The dial-in details for the replay: U.S. Toll Free Number +888-286-8010, International dial-in number +1-617-801-6888; Passcode 95514766.

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,”

“future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the Business Outlook section and quotations from management in this press release, as well as China Medical’s strategic and operational plans, contain forward-looking statements. China Medical may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about China Medical’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, China Medical’s dependence on its core product, the HIFU therapy system; China Medical’s limited operating history, China Medical’s dependence on a small number of distributors for a significant portion of its revenues, fluctuations in quarterly operating results, failure of competing against new and exist competitors, and other risks outlined in China Medical’s filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1. China Medical does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

ABOUT CHINA MEDICAL TECHNOLOGIES, INC.

China Medical Technologies, Inc. is a China-based medical device company that develops, manufactures and markets products using HIFU, for the treatment of solid cancers and benign tumors in China. China Medical believes that it is a leader in the design and development of HIFU tumor therapy devices in China. China Medical’s HIFU therapy system has been used to treat over 20,000 patient cases. In addition, China Medical believes that it is the first China-based company to offer an advanced in-vitro diagnostics system, or IVD system, using enhanced chemiluminescence, or ECLIA, technology to detect and monitor various diseases and disorders through laboratory evaluation and analysis of blood, urine or other body fluids.

FOR FURTHER INFORMATION

Charles Zhu

China Medical Technologies, Inc.

Tel: 86 10 6787 1166

Email: charles.zhu@yuande.com

Tip Fleming

Christensen

Tel: 917 412 3333

Email: tipfleming@ChristensenIR.com

China Medical Technologies, Inc.

Condensed Consolidated Balance Sheet

	March 31, 2005	June 30, 2005	September 30, 2005
	(1) RMB	Unaudited RMB	Unaudited RMB	Unaudited US$
	(in thousands)
Assets
Current assets
Cash and cash equivalents	14,646	13,972	771,772	95,375
Trade accounts receivable	85,766	114,828	118,326	14,623
Prepayments and other receivables	20,573	23,233	32,338	3,996
Inventories	13,830	4,801	7,468	923

Total current assets	134,815	156,834	929,904	114.917

Property, plant and equipment, net	75,288	75,471	75,334	9,310
Intangible assets, net	239,662	235,933	232,203	28,695
Lease prepayments, net	8,003	7,954	7,906	977

Total assets	457,768	476,192	1,245,347	153,899

Liabilities
Current liabilities
Trade accounts payable	22,595	5,227	22,375	2,765
Amounts due to related parties	100,421	100,289	1,176	145
Accrued liabilities and other payables	64,862	66,172	75,551	9,337
Income tax payable	9,395	13,280	20,490	2,532
Dividend payable	4,225	4,225	—	—
Current installments of long-term loan	24	—	—	—

Total current liabilities	201,522	189,193	119,592	14,779
Amount due to a related party	2,293	2,774	—	—

Total liabilities	203,815	191,967	119,592	14,779

Shareholders’ equity
Share capital
Ordinary shares US$0.1 par value: 500,000,000 authorized; 200,000,001, 200,000,001 and 273,600,001 issued and fully paid as of March 31, 2004, June 30, 2005 and September 30, 2005	165,530	165,530	225,125	27,821
Additional paid-in capital	—	463	739,936	91,441
General reserve fund	14,852	14,852	14,852	1,835
Unearned compensation	—	(396)	(339)	(42)
Accumulated other comprehensive loss – cumulative translation adjustments	—	—	(503)	(62)
Retained earnings	73,571	103,776	146,684	18,127

Total shareholders’ equity	253,953	284,225	1,125,755	139,120

Total liabilities and shareholders’ equity	457,768	476,192	1,245,347	153,899

(1)	Derived from audited financial statements included in our company’s F-1 filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 10, 2005.

China Medical Technologies, Inc.

Unaudited Condensed Consolidated Statements of Income

	For the Three Months Ended
	September 30, 2004	June 30, 2005	September 30, 2005
	RMB	RMB	RMB	US$
	(in thousands except for per ADS information)
Revenues, net	48,456	61,452	88,088	10,886
Cost of revenues	(14,312)	(17,750)	(26,569)	(3,283)

Gross profit	34,144	43,702	61,519	7,603
Operating expenses:
Research and development	(462)	(982)	(1,668)	(206)
Sales and marketing	(934)	(3,388)	(3,916)	(484)
General and administrative	(4,005)	(4,197)	(6,899)	(853)

Total operating expenses	(5,401)	(8,567)	(12,483)	(1,543)

Operating income	28,743	35,135	49,036	6,060
Other income	22	34	31	4
Interest income	19	26	1,051	130

Income before tax	28,784	35,195	50,118	6,194
Income tax expense	(2,200)	(4,990)	(7,210)	(891)

Net income	26,584	30,205	42,908	5,303

Earnings per ADS
- basic	1.33	1.51	1.79	0.22

- diluted	1.33	1.51	1.78	0.22

Weighted average number of ADS
- basic (2)	20,000,000	20,000,000	24,031,304	24,031,304

- diluted (2)	20,015,137	20,015,137	24,046,441	24,046,441

(2)	The weighted average number of ADS (each ADS represents 10 ordinary shares) used to calculate earnings per ADS for period prior to the corporate reorganization in January 2005 has been retrospectively determined based upon the exchange ratio used to issue shares as part of the reorganization. For the periods ended September 30, 2004 and 2005 and June 30, 2005, diluted earnings per ADS have been computed to give effect to 800,000 ordinary shares issuable upon exercise of the options granted on March 14, 2005 and August 9, 2005.

Details of the reorganization can be found in our company’s F-1 filed with the SEC on August 10, 2005.